FILED PURSUANT TO RULE 424(b)(3)
                                                              FILE NO. 333-62153

                                                                      PROSPECTUS

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.

                         100,000 Shares of Common Stock


         This is a public offering of shares of common stock by The Barbers, Hairstyling for Men & Women, Inc. We will issue the shares offered by this prospectus to our frachisees who qualify to receive the shares under the our Designer Salon Programs.

         The Nasdaq National Market System lists The Barbers' common stock under the symbol "BBHF."


         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER THE CAPTION "CERTAIN RISK FACTORS," BEGINNING ON PAGE 2 OF THIS PROSPECTUS.


             Price to the   Underwriting Discounts and
                Public             Commissions           Proceeds to The Barbers
                ------             -----------           -----------------------
Per Share         $0                  None                        None
Total             $0                  None                        None


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED ON THE ADEQUACY OF THE DISCLOSURES IN THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                   The date of this Prospectus is May 17, 1999

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                                     SUMMARY

THE COMPANY

         We develop, franchise, service and operate a system of hair care salon concepts which provide hair care services and products for men, women and children. We implement our retail concepts through nationwide franchise systems that we support with a comprehensive package of centralized services. We primarily earn revenue through our franchise operations from franchise initial fees, franchise royalties and sales of beauty products, salon equipment and consumer appliances.

         We market three different hair care salon concepts that target a broad spectrum of the hair care market. Most franchises do business under the names "Cost Cutters Family Hair Care(R)", "City Looks Salons International(R)", or "We Care Hair(R)". We also have a limited number of franchises operating under the names "The Barbers(R)", "The Barbers, Hairstyling for Men & Women(R)", "The Hair Performers(R)", and "Family Haircut Stores(R)". We currently sell franchises only in the Cost Cutters, City Looks, and We Care Hair concepts.

         Each franchise concept is specifically tailored to satisfy a particular market niche. Cost Cutters franchises provide value-priced hair care services targeted to price sensitive customers. City Looks franchises provide full service, high-fashion hair care as well as various personal grooming and spa services, including facials, manicures, massages and tanning facilities targeted to customers who place a premium on full service. We Care Hair franchises provide hair care services, tanning, nail care and waxing services targeted at adults aged 18 to 40.

         At December 24, 1998, We had a total of 979 salons consisting of 947 franchised salons and 32 company-owned salons. On January 25, 1999, we entered into an agreement and plan of merger with Regis Corporation ("Regis') and Regis Merger Sub, Inc. under which we will be acquired by Regis through a merger of Regis Merger Sub and us. Florence F. Francis, who owns a majority of the shares of our common stock has agreed to vote her shares in favor of the merger. Therefore, approval of the merger is assured. Our principal executive offices of The Barbers are located at 300 Industrial Boulevard N.E., Minneapolis, Minnesota 55413 and its telephone number is (612) 331-8500.

THE OFFERING

Securities:                100,000 shares of our common stock.

Designer Salon Program:    The offering is being made to our franchisees who
                           qualify to receive the shares under our Designer
                           Salon Programs. We have implemented a "Designer Salon
                           Program" for each of our franchise systems. The objective of the Designer Salon Programs is to encourage our franchisees to purchase beauty products through us.

                           In addition to receiving other benefits, if a franchisee exceeds a level of purchases of beauty products set annually by us and meets other compliance criteria designated by us, the franchisee earns a rebate on these purchases which we pay in shares of our common stock. The amount of shares a franchisee earns is equal to the rebate amount divided by the current fair market value of our common stock at the end of our fiscal year. No additional consideration is required from the franchisee to purchase the shares of common stock.

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                              CERTAIN RISK FACTORS

         YOU SHOULD CONSIDER CAREFULLY, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING FACTORS BEFORE PARTICIPATING IN THE DESIGNER SALON PROGRAM.

RISKS RELATED TO THE BUSINESS

         INCREASED COMPETITION IN THE HAIR CARE INDUSTRY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS. The hair care industry is highly competitive and has limited barriers to entry. In every locality in which Regis and The Barbers currently operate, there are competitors offering similar services and products. These competitors may be single salon operators or national chains such as Great Clips or Regis. In many cases, we face one or more competitors within malls in which we operate, including companies operating salons as departments within department stores, salon chains, independently owned salons, and salons operating under franchises from other franchising companies. This competition could have a material adverse effect on our business, results of operations and financial position. After the Regis merger is consummated, competition will remain and could increase. Any increased competition from these competitors could negatively effect sales volume of the combined company's company-owned and franchised salons. In turn, this would reduce the combined company's company-owned salons' revenue and profits and reduce royalty revenue from the combined company's franchised locations and could have a material adverse effect on the business, results of operations, and financial position of combined company.

         INCREASED COMPETITION FOR RETAIL SITES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS. Our ability to grow depends upon our ability to obtain attractive retail sites for new company-owned salons and the ability of our franchisees to obtain attractive retail sites for new franchised salons. A salon's success depends significantly on the quality of the site selected for a new salon. Our franchisees and us face intense competition for retail sites from other companies operating in the hair care industry and from retailers operating in other industries. The failure of our franchisees or us to obtain adequate retail sites could have a material adverse effect on our business, results of operations and financial position. After the Regis merger is consummated, competition for such sites will remain and could increase. Any increased competition for retail sites could result in higher occupancy and other costs for new salons. In turn, this could have a material adverse effect on the business, results of operations, and financial position of the combined company.

         OUR INABILITY TO RETAIN AND HIRE QUALIFIED EMPLOYEES FOR OUR COMPANY-OWNED SALONS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS. Our growth is dependent, in part, upon our ability to retain and hire qualified employees to work in our company-owned salons. Although we have each established criteria to evaluate prospective employees, there is no assurance that potential future employees will have the qualifications and skills necessary or desirable for our business to grow. In addition, after the consummation of the Regis merger, there is no assurance that Regis' existing employees will remain with Regis or that The Barbers' existing employees will remain with The Barbers. The inability to retain or hire qualified employees could have a material adverse effect on the post-merger business, results of operations, and financial position of the combined company.

         OUR INABILITY TO RETAIN AND ATTRACT QUALIFIED FRANCHISEES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS. Our growth is dependent, in part, upon our ability to retain qualified franchisees and to attract new franchisees. Although we have each established criteria to evaluate prospective franchisees, there is no assurance that our existing or future franchisees will have the business abilities or access to financial resources necessary to open new locations or that they will successfully develop and operate these salons in a manner consistent with our standards. In addition, after the consummation of the Regis merger, there is no assurance that Regis' existing franchisees will remain with Regis or that The Barbers' existing franchisees will remain with The Barbers. The inability to retain qualified franchisees or attract new qualified franchisees could have a material adverse effect on the post-merger business, results of operations, and financial position of the combined company.


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


         THE INABILITY OF OUR FRANCHISEES TO OBTAIN ADEQUATE CAPITAL AND TO OVERCOME OTHER FACTORS AFFECTING A FRANCHISEE'S GROWTH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS. Our ability to meet our growth objectives depends not only on our ability to find qualified franchisees for new locations but also on the ability of these franchisees to obtain financing or investment capital adequate to meet their market development obligations. In addition, the development of a franchised location depends on a number of factors, including the ability to obtain various government permits and licenses necessary to operate a franchised location, that are beyond the control of us and the franchisee. If these franchisees are unable to obtain the financing or investment capital to meet their market development obligations or are unable to overcome the factors that affect their development, this failure could have a material adverse effect on the our business, results of operations, and financial position. These issues will continue to face ours and Regis' franchisees after the consummation of the Regis merger and could have a material adverse effect on the post-merger business, results of operations, and financial position of the combined company.

         CHANGES IN OUR RELATIONSHIP WITH OUR SUPPLIERS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS. We are dependent upon our relationships with our suppliers who supply us with hair care and other beauty products that we, in turn, sell to our customers through company-owned salons and sell to our franchisees for resale to such franchisee's customers. Although we presently have no reason to believe that any of our major beauty product suppliers will cancel their distribution agreements with Regis and/or us as a result of the Regis merger or for any other reason, if these suppliers did cancel their distribution agreements with Regis and/or us, this could cause a reduction in the sale of beauty products and the loss of those corresponding margins. Any such cancellation of distribution could have a material adverse effect on the post-merger business, results of operations, and financial position of the combined company.

         COSTS ASSOCIATED WITH YEAR 2000 COMPLIANCE ISSUES COULD BE GREATER THAN ANTICIPATED. Regis has initiated a comprehensive project to prepare its computer systems for the year 2000. Regis has completed the awareness, assessment, and remediation phases of the project and is in the process of validation and implementation. Based on Regis' most recent assessment, the associated expense to be incurred is estimated to be approximately $5 million and will be charged to earnings, primarily over the next nine months. The validation and implementation phases are planned to be completed by late summer of calendar year 1999. Accordingly, management of Regis believes the year 2000 will not have a significant impact on operations. If necessary modification and conversions are not completed on a timely basis, the year 2000 could have an adverse effect on Regis' operations. At this time, Regis believes it is unnecessary to adopt a contingency plan covering the possibility that the project will not be completed in a timely manner, but as part of the overall project, Regis will continue to assess the need for a contingency plan.

         Regis is in contact with critical suppliers of products and services to assess whether the suppliers' operations and the products and services they provide are year 2000 capable or to monitor their progress toward year 2000 compliance. There can be no absolute assurance that another company's failure to ensure year 2000 compliance would not have an adverse effect on Regis.

         Time and cost estimates are based on currently available information and are Regis' best estimates. However, there is no guarantee that these estimates will be achieved, and actual results may differ materially from those anticipated. Developments which could affect estimates include, but are not limited to, the availability and cost of trained personnel; the ability to locate and correct all relevant computer code and equipment; and planning and modification success of third party suppliers of products and services.

RISKS RELATED TO THE MERGER

         THE MARKET PRICE OF REGIS COMMON STOCK WILL FLUCTUATE. At the time the Regis merger is consummated, each share of The Barbers common stock will be converted into the right to receive 1/2 of one share of Regis common stock. This conversion ratio will not be adjusted in the event of any increase or decrease in the price of Regis common stock or The Barbers common stock that occurs prior to the


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consummation of the merger. Therefore, the value of the Regis common stock received by shareholders of The Barbers will vary with fluctuations in the value of Regis common stock. Although the value of the Regis common stock to be received by shareholders of The Barbers fluctuates, The Barbers may terminate the merger agreement if the closing price of Regis' common stock falls below $21.07 for five consecutive trading days during the time between the execution of the merger agreement and the consummation of the merger.

         DIFFICULTIES RELATED TO THE COMBINATION OF THE BUSINESSES OF REGIS AND THE BARBERS COULD HAVE A MATERIAL ADVERSE EFFECT ON REGIS' POST-MERGER BUSINESS. If Regis and The Barbers cannot successfully combine their business operations, Regis may experience a material adverse effect on its post-merger business, results of operations, or financial position. The merger involves the combining of two companies that have previously operated on a stand-alone basis. This combination presents a number of risks including:

         * Demands on management to integrate the business and the diversion of their attention from normal business operations.
         *     Difficulty in combining operations and systems.
         *     Difficulties in the assimilation and retention of employees.

         COST SAVINGS EXPECTED TO RESULT FROM THE MERGER ARE NOT ACHIEVED. Regis and The Barbers expect cost savings and other benefits from the merger that neither company could achieve separately. These cost savings estimates are based on many assumptions, including future sales levels and operating results, that are beyond the control of Regis and The Barbers. If any of these assumptions prove to be incorrect, then the actual cost savings, if any, as a result of the merger could differ from the expected cost savings and these differences could be material. In addition, there may be unforeseen costs and expenses associated with the merger that will offset the expected cost savings of the merger.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements under the captions "Summary," "Certain Risk Factors," and elsewhere in this prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). These forward-looking statements may be identified by the use of the terminology such as "may," "will," "expect," "anticipate," "intend," "designed," "estimate," "should," or "continue" or the negatives of these words, other variations of these words, or comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may affect the actual results, performance or achievements expressed or implied by such forward-looking statements. These factors include:

         * Increased competition from other hair salon chains in the consumer marketplace could negatively affect sales volume at both franchised and company-owned salons, reducing royalty revenue from franchises and from company-owned salons.
         * Increased competition for sites for new salons from hair care salons and other retail concepts could increase occupancy costs and other operating expenses.
         * An inability to find qualified franchisees for new locations or the inability of franchisees to finance the construction of new salons could limit our ability to grow.
         * Although we presently have no reason to believe it will occur, major beauty product vendors could cancel their distribution agreements with us thereby causing reductions in the sale of beauty products and the loss of those corresponding margins.
         *     Costs and other adverse effects associated with year 2000
               compliance issues could be greater than anticipated.
         *     Difficulties related to the combination of the businesses of
               Regis and The Barbers could have a material adverse effect on Regis' post-Merger business.


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         *     The risk that Regis incorrectly analyzes these risks and
               difficulties, or that the strategies Regis develops to address them are unsuccessful.


                                 USE OF PROCEEDS

         We will not receive any proceeds from the issuance of the shares.


                            DESCRIPTION OF SECURITIES

GENERAL

         Our authorized capital stock consists of 7,500,000 shares of capital stock, $.10 par value per share. In addition, our board of directors is authorized to divide the shares of our authorized capital stock into classes and series, with such designations, voting rights, and other rights and preferences, and subject to the restrictions, that our board of directors may from time to time establish. As of the date of this prospectus, the board of directors has not authorized or established any class or series of capital stock other than our common stock. These shares of capital stock could be issued to deter or prevent a hostile takeover of The Barbers even though the transaction was favored by our shareholders. Our board of directors has no present intention to authorize or issue any shares of capital stock to deter or prevent a transaction.

COMMON STOCK

         As of April 19, 1999, a total of 3,990,769 shares of our common stock were issued and outstanding. All outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable. Holders of our common stock are entitled to receive dividends, when, as and if declared by our board of directors, out of funds legally available for dividends and to share ratably in the our net assets upon liquidation. Holders of our common stock do not have preemptive or other rights to subscribe for additional shares. There are no redemption or sinking fund provisions associated with the common stock.

         Holders of our common stock are entitled to one vote per share on all matters requiring a vote of shareholders. Our common stock does not have cumulative voting rights in electing directors.

MINNESOTA BUSINESS CORPORATION ACT

         Section 302A.671 of the Minnesota Business Corporation Act applies, with certain exceptions, to any acquisition of our voting stock (from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party) resulting in the beneficial ownership of 20 percent or more of our voting stock then outstanding. Section 302A.671 of the Minnesota Business Corporation Act requires approval of any such acquisitions by a majority vote of our shareholders prior to its consummation. In general, shares acquired in the absence of this approval are denied voting rights and are redeemable at their then fair market value by us within 30 days after the acquiring person has failed to give a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

         Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any business combination by us, or by any of our subsidiaries, with any shareholder which purchases ten percent or more of our voting shares (an "interested shareholder") within four years following the interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of our board of directors before the interested shareholder's share acquisition date.


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TRANSFER AGENT

         The transfer agent and registrar for our common stock is Norwest Bank Minnesota, N.A., 161 North Concord Exchange, South St. Paul, Minnesota 55075-0738 and its telephone number is (612) 450-4000.


                              PLAN OF DISTRIBUTION

         This offering of common stock is not underwritten. The common stock is being issued by the Company for its own account and no commissions or remuneration will be paid for any activities in connection with the issuance of the common stock contemplated hereby.

         The offering is being made pursuant to the Company's Designer Salon Program. The Company has implemented the Designer Salon Program for each of its franchise systems. The objective of the each of the Designer Salon Programs is to encourage franchisees to purchase beauty products through the Company.

         In addition to receiving other benefits, if the franchisee exceeds a level of purchases of beauty products set by the Company and meets other compliance criteria designated by the Company, the franchisee earns a rebate which is paid in shares of the Company's common stock. The amount of shares earned is equal to the rebate amount divided by the current fair market value of the Company's common stock at the end of the Company's fiscal year. No additional consideration is required from the franchisee to purchase the shares of common stock.


                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act of 1933 that registers the distribution of the shares of our common stock to be issued under the Designer Salon Program. The Registration Statement, including attached exhibits and schedules, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the Registration Statement from this prospectus.

         In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the following locations of the SEC:

 Public Reference Room      New York Regional Office     Chicago Regional Office
450 Fifth Street, N.W.        7 World Trade Center           Citicorp Center
Washington, D.C. 20549             Suite 1300            500 West Madison Street
                            New York, New York 10048           Suite 1400
                                                         Chicago, Illinois 60661

         You can call the SEC at 1-800-SEC-0300 (1-800-732-0300) for further information on the operation of public reference rooms. You can also obtain copies of this information from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers who file information electronically with the SEC, including us. The address of this internet site is http://www.sec.gov.

         The SEC allows us to incorporate by reference the information we file with them (File No. 024466) into this prospectus. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this


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


prospectus, except for information that is superseded by information that is included directly in this prospectus. This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. A copy of each of these documents is included with this prospectus. They contain important information about us, our businesses, financial position, and results of operations. These documents are:

         * Our annual report on Form 10-KSB for the year ended September 24, 1998.
         * Our quarterly report on Form 10-QSB for the quarter ended December 24, 1998.
         * Our quarterly report on Form 10-QSB for the quarter ended March 25, 1999.

         You can obtain any of the documents incorporated by reference in this prospectus through us or from the SEC in the manner discussed above. The documents incorporated by reference are available from us without charge, excluding exhibits to those documents unless the exhibit is specifically incorporated by reference in this prospectus, by requesting them in writing or by telephone from us at the following address and phone number:

               Mr. J. Brent Hanson
               Chief Financial Officer
               The Barbers, Hairstyling for Men & Women, Inc.
               300 Industrial Boulevard, N.E.
               Minneapolis, Minnesota 55413
               (612) 331-8500

         We have not authorized anyone to give any information or make any representation about the us that differs from, or adds to, the information in this document or in the documents incorporated by reference in this document. Therefore, if anyone does give you different or additional information, you should not rely on it.

         If you are in a jurisdiction where it is unlawful to offer to exchange or sell, or ask for offers to exchange or buy, the securities offered by this document or to ask for proxies, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this document does not extend to you.

         The information contained in this document speaks only as of its date unless the information specifically indicates that another date applies.


                                  LEGAL MATTERS

         The legality of the securities covered by this prospectus has been passed upon by Gray, Plant, Mooty, Mooty & Bennett, P.A., Minneapolis, Minnesota, our legal counsel.


                                     EXPERTS

         The consolidated financial statements of The Barbers, Hairstyling for Men & Women, Inc., incorporated by reference in The Barbers, Hairstyling for Men & Women, Inc. Annual Report (Form 10-KSB) for the year ended September 24, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


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                                 INDEMNIFICATION

         Our Amended and Restated Bylaws, dated January 21, 1993, require us to indemnify and hold harmless our officers and directors who are made a party to any suit or proceeding or who are threatened to be made party to any suit or proceeding to the full extent permitted by Minnesota law. The right includes the right to be paid all expenses incurred in defending an action in advance of its final disposition if an officer or director (a) delivers a written affirmation that the criteria for indemnification set forth in the Minnesota Business Corporation Act has been satisfied, (b) is determined to be eligible for indemnification pursuant to the Minnesota Business Corporation Act or our bylaws and (c) delivers to us a promise to repay all amounts so advanced if it is determined in the future that the officer or director was not entitled to indemnification. Although indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to these provisions or in another manner, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


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========================================  ======================================

     No dealer, salesman or any other
person has been authorized to give any
information or to make any
representations other than those
contained in this prospectus in
connection with the offer made by this
prospectus and, if given or made, the
information or representations must not
be relied upon as having been authorized
by us. This prospectus does not
constitute an offer to sell or the
solicitation of any offer to buy any
security other than the securities
offered by this prospectus, nor does it
constitute an offer to sell or a
solicitation of any offer to buy the
securities offered by this prospectus by      THE BARBERS, HAIRSTYLING FOR MEN
anyone in any jurisdiction in which the                 & WOMEN, INC.
offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make an offer or solicitation. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that information contained in this prospectus is correct as of any time subsequent to the date of this prospectus.

             ---------------

            TABLE OF CONTENTS
                                    Page
                                    ----

Summary................................1
Certain Risk Factors...................2                ------------
Special Note Regarding Forward-Looking
  Statements...........................4                 PROSPECTUS
Use of Proceeds........................5
Description of Securities..............5                ------------
Plan of Distribution...................6
Where You Can Find More Information....6
Legal Matters..........................7
Experts................................7
Indemnification........................8                MAY 17, 1999



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